Kemper Snowboards, Inc.



ANNUAL REPORT

515 N 680 W

Midway, UT 84049

(435) 777-5174

https://www.kemper-snowboards.com/

This Annual Report is dated April 14, 2023.

BUSINESS

Kemper Snowboards, Inc. was officially founded in 1987 by David Kemper who built the first boards in his garage in Ontario, Canada dating back to the winter of 1984/85. Once the brand started to gain momentum, Kemper moved its board production to a snowboard factory in Montreal, Canada for the 1988/89 snowboarding season. In 1989/90 the snowboard production moved to Austria.

Kemper Snowboards, Inc. quickly became one of the biggest snowboarding brands in snowboard history and competed directly against Burton Snowboards, Sims Snowboards, and Barfoot Snowboards. The Kemper snowboarding brand was best remembered for fully embracing snowboarding's neon period in both their snowboard graphics and their incredible range of funky outerwear.

In 1989, business was booming and Kemper had one of the best professional snowboard teams of the era. David Kemper eventually partnered with a windsurfing distribution company in Glendale, California called the Romney Group who added Kemper Snowboards to their portfolio of snowboarding brands. During that time, David relocated to California to help oversee the business, team management, and the growing product line. In 1992, David sold his remaining shares of the company to focus on his college education.

By 1994, the company was sold to an in-line skate company on the east coast. A couple of years shortly after, Kemper Snowboards officially went out of business.

In the winter of 2019, Jib Hunt, a former professional snowboarder, relaunched the Kemper Snowboards brand. Hunt moved Kemper's headquarters from the east coast to Park City, Utah to better position the snowboarding brand for growth and exposure within the Utah snowboarding scene. Kemper Snowboards formed as an LLC in October 2019 and converted into Delaware corporation in November 2020.

Kemper snowboards are made in an independent ski and snowboard factory called GP87. They produce for 40-50 ski and snowboard brands across the globe.

Some of the major retailers that Kemper snowboards are sold in are Scheels and Backcountry.com.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

The major expense for Kemper will always be the inventory. Production is placed in late January and a 50% deposit is required. The balance of 50% is due four months later when the production is ready to ship to the U.S. warehouse.

The estimated production for 2023 is $500k for snowboards and $80k for apparel/accessories.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $365,653.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: U.S. Small Business Administration - EIDL

Amount Owed: $23,000.00

Interest Rate: 3.75%

Maturity Date: June 01, 2050

Creditor: Wasatch Peaks Credit Union - Line of Credit

Amount Owed: $278,000.00

Interest Rate: 6.0%

Maturity Date: July 01, 2030

In August 2020, the Company procured a line of credit from WPCU backed by the SBA which is secured by the assets of the Company. The line of credit allows the Company to draw up to $200,000. The Company has drawn down $150,000 of the line of credit.

Creditor: Wasatch Peaks Credit Union

Amount Owed: $40,000.00

Interest Rate: 1.0%

Maturity Date: May 01, 2022

In May 2020, the Company procured $40,000 in borrowings from Wasatch Peaks Credit Union ("WPCU"), guaranteed by the US Small Business Administration ("SBA") under the Paycheck Protection Program from the CARES Act ("PPP"). These funds have a two year maturity and bears interest at 1 percent per annum. However, the amount of the borrowing may be forgiven if the Company utilizes the funds under the provisions of the PPP. The Company expects to meet the requirements of the PPP to have the funds forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steven (Jib) Hunt

Steven (Jib) Hunt 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Chief Financial Officer, Secretary, Director

Dates of Service: March, 2018 - Present

Responsibilities: Day management, operations, marketing, design, and production.
Compensation: $200k for CEO, $50k for Director.

Other business experience in the past three years:

Employer: Octane11

Title: COO

Dates of Service: January, 2019 - July, 2020

Responsibilities: Marketing & Operations

Other business experience in the past three years:

Employer: MediaMath

Title: Head of Digital Marketing

Dates of Service: February, 2018 - January, 2019

Responsibilities: Digital Marketing of Media Math

Other business experience in the past three years:

Employer: 1010data

Title: VP of Marketing and Demand Gen

Dates of Service: March, 2017 - January, 2018

Responsibilities: Digital Marketing of 1010data

Other business experience in the past three years:

Employer: Octane11

Title: Senior Marketing Advisor

Dates of Service: August, 2020 - Present

Responsibilities: Marketing Advisory Services, works approximately 5 hours per week on an as needed basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Steven Hunt

Amount and nature of Beneficial ownership: 970,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share subject to voting proxy.

Material Rights

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or

"Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the snowboarding industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services involve the manufacturing and selling of snowboards, snowboarding gear, and accessories. Our revenues are therefore dependent upon the market for snowboards and snowboarding related products. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Kemper Snowboards Inc. was formed on November 2nd, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kemper Snowboards Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

Kemper Snowboards, Inc.

By   /s/ *Steven Jib Hunt*

Name: Kemper Snowboards, INC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Steven "Jib" Hunt, the CEO of Kemper Snowboards, INC., hereby certify that the financial statements of Kemper Snowboards, INC. and notes thereto for the periods ending 01.01.22 and 03.22.23 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kemper Snowboards, INC. has not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 22nd, 2023.

_____ (Signature)

_____CEO_____ (Title)

03.22.23 (Date)

Kemper Snowboards

Balance Sheet
As of March 22, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	850.86
Kemper Receiving	0.00
Kemper Reserve	410,193.93
Shopify Clearing Account - KEMPER	-14,165.13
Wasatch Peaks - Checking	0.00
Wasatch Peaks - Savings	5.70
Total Bank Accounts	**$396,885.36**
Accounts Receivable	
Accounts Receivable (A/R)	17,716.60
Total Accounts Receivable	**$17,716.60**
Other Current Assets	
Accumulated Depreciation	-21,932.00
Depreciable Assets	73,107.00
Duties & Taxes	45,263.43
Freight In	151,481.46
Freight In - Whitespace	0.00
Inventory Asset	0.00
Inventory Asset - Kemper	313,827.90
Prepaid Inventory - Kemper	252,700.32
Undeposited Funds	0.00
Whitespace Investment	0.00
Total Other Current Assets	**$814,448.11**
Total Current Assets	**$1,229,050.07**
Fixed Assets	
American Dream Buildout	0.00
USA Factory Equipment	49,487.38
Total Fixed Assets	**$49,487.38**
Other Assets	
IRC 351	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$1,278,537.45**

Kemper Snowboards

Balance Sheet

As of March 22, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	19,766.68
Total Accounts Payable	**$19,766.68**
Credit Cards	
Delta Amex	-18,607.51
Total Credit Cards	**$ -18,607.51**
Other Current Liabilities	
Direct Deposit Payable	0.00
Distributor Deposit	0.00
IOU ($150k)	0.00
OnDeck Line of Credit ($102,375k)	0.00
OnDeck Line of Credit ($40k)	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
401(k) Loan	0.00
401(k) Loan*	24,318.33
401GO - 401K	-13,706.21
CO Income Tax	-676.00
CO Unemployment Tax	183.96
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	126.00
Natl Found Life	0.00
UT Income Tax	1,072.98
UT Unemployment Tax	577.04
Total Payroll Liabilities	**11,896.10**
Starling Family Investments	1,009,200.00
Utah State Tax Commission Payable	0.00
Wasatch Peaks - LOC	259,681.24
Total Other Current Liabilities	**$1,280,777.34**
Total Current Liabilities	**$1,281,936.51**
Long-Term Liabilities	
CARES Act	0.00
Convertible Note	474,949.85
EIDL SBA Disaster	20,514.00
loan	0.00
SBA ($120K)	120,000.00
Total Long-Term Liabilities	**$615,463.85**
Total Liabilities	**$1,897,400.36**

Kemper Snowboards

Balance Sheet

As of March 22, 2023

	TOTAL
Equity	
Common Stock A	126,154.45
Common Stock B	167,760.00
Common Stock B - Start Engine	332,730.27
Common Stock Issued	0.00
Opening Balance Adjustment	-141,923.05
Owner's Equity	10,261.07
Partner's Equity	0.00
Retained Earnings	-990,604.05
Net Income	-123,241.60
Total Equity	**$ -618,862.91**
TOTAL LIABILITIES AND EQUITY	**$1,278,537.45**

Kemper Snowboards

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	78,943.73
Kemper Receiving	10,017.74
Kemper Reserve	307,240.20
Shopify Clearing Account - KEMPER	6,836.33
Wasatch Peaks - Checking	0.00
Wasatch Peaks - Savings	5.70
Total Bank Accounts	**$403,043.70**
Accounts Receivable	
Accounts Receivable (A/R)	89,099.06
Total Accounts Receivable	**$89,099.06**
Other Current Assets	
Accumulated Depreciation	-21,932.00
Depreciable Assets	73,107.00
Duties & Taxes	45,263.43
Freight In	151,481.46
Freight In - Whitespace	0.00
Inventory Asset	0.00
Inventory Asset - Kemper	315,904.31
Prepaid Inventory - Kemper	243,811.52
Undeposited Funds	4,224.00
Whitespace Investment	345,941.22
Total Other Current Assets	**$1,157,800.94**
Total Current Assets	**$1,649,943.70**
Fixed Assets	
American Dream Buildout	0.00
USA Factory Equipment	46,208.17
Total Fixed Assets	**$46,208.17**
Other Assets	
IRC 351	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$1,696,151.87**

Kemper Snowboards

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,505.69
Total Accounts Payable	**$2,505.69**
Credit Cards	
Delta Amex	-7,724.51
Total Credit Cards	**$ -7,724.51**
Other Current Liabilities	
Deferred Revenue - Whitespace (deleted)	290,134.16
Direct Deposit Payable	0.00
Distributor Deposit	0.00
IOU ($150k)	-0.19
OnDeck Line of Credit ($102,375k)	0.00
OnDeck Line of Credit ($40k)	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
401(k) Loan	0.00
401(k) Loan*	16,187.85
401GO - 401K	-9,557.74
CO Income Tax	415.00
CO Unemployment Tax	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	126.00
Natl Found Life	0.00
UT Income Tax	1,189.58
UT Unemployment Tax	363.26
Total Payroll Liabilities	**8,723.95**
Starling Family Investments	1,009,200.00
Utah State Tax Commission Payable	0.00
Wasatch Peaks - LOC	262,681.24
Total Other Current Liabilities	**$1,570,739.16**
Total Current Liabilities	**$1,565,520.34**

Kemper Snowboards

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
CARES Act	0.00
Convertible Note	485,399.84
EIDL SBA Disaster	20,853.00
loan	0.00
SBA ($120K)	120,000.00
Total Long-Term Liabilities	**$626,252.84**
Total Liabilities	**$2,191,773.18**
Equity	
Common Stock A	126,154.45
Common Stock B	167,760.00
Common Stock B - Start Engine	332,730.27
Common Stock Issued	0.00
Opening Balance Adjustment	-141,923.05
Owner's Equity	10,261.07
Partner's Equity	0.00
Retained Earnings	-398,047.48
Net Income	-592,556.57
Total Equity	**$ -495,621.31**
TOTAL LIABILITIES AND EQUITY	**$1,696,151.87**

Kemper Snowboards

Balance Sheet

As of April 12, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking (deleted)	28.00
Chase Business Checking	24,989.29
Wasatch Peaks - Checking	0.00
Wasatch Peaks - Savings	5.71
Total Bank Accounts	**$25,023.00**
Accounts Receivable	
Accounts Receivable (A/R)	19,315.23
Total Accounts Receivable	**$19,315.23**
Other Current Assets	
Accumulated Depreciation	-21,932.00
Depreciable Assets	73,107.00
Freight In	1,845.88
Inventory Asset - Kemper	287,452.90
Undeposited Funds	0.00
Total Other Current Assets	**$340,473.78**
Total Current Assets	**$384,812.01**
Fixed Assets	
American Dream Buildout	15,000.00
Total Fixed Assets	**$15,000.00**
Other Assets	
IRC 351	1,120,887.19
Total Other Assets	**$1,120,887.19**
TOTAL ASSETS	**$1,520,699.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	42,537.85
Total Accounts Payable	**$42,537.85**
Credit Cards	
Delta Amex	21,163.22

Kemper Snowboards

Balance Sheet

As of April 12, 2021

	TOTAL
Total Credit Cards	**$21,163.22**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	84.00
UT Income Tax	2,388.44
UT Unemployment Tax	1,322.68
Total Payroll Liabilities	**3,795.12**
Utah State Tax Commission Payable	0.00
Wasatch Peaks - LOC	179,240.33
Total Other Current Liabilities	**$183,035.45**
Total Current Liabilities	**$246,736.52**
Long-Term Liabilities	
CARES Act	10,000.00
Convertible Note	-3,877.50
EIDL SBA Disaster	23,000.00
loan	10,261.07
PPP (deleted)	119,358.77
Total Long-Term Liabilities	**$158,742.34**
Total Liabilities	**$405,478.86**
Equity	
Common Stock B	161,980.00
Common Stock B - Start Engine	139,787.21
Common Stock Issued	1,000,000.00
Opening Balance Adjustment	2,810.51
Owner's Equity	0.00
Partner's Equity	0.00
Retained Earnings	-42,743.59
Net Income	-146,613.79
Total Equity	**$1,115,220.34**
TOTAL LIABILITIES AND EQUITY	**$1,520,699.20**

Kemper Snowboards

Profit and Loss

January 1 - March 22, 2023

	TOTAL
Income	
Grant Income	2,500.00
Kemper - Product Revenue	55,624.00
Other Income	111,685.04
Services	-49.03
Shipping Income	197.76
Total Income	**$169,957.77**
Cost of Goods Sold	
Cost of Goods Sold - Kemper	2,076.41
Total Cost of Goods Sold	**$2,076.41**
GROSS PROFIT	**$167,881.36**
Expenses	
401k Fees	54.00
Bank Fees	20.64
Commissions and fees	3,970.95
Commissions	19,999.55
Total Commissions and fees	**23,970.50**
Contract labor	5,000.00
Insurance	
Business insurance	2,504.51
Total Insurance	**2,504.51**
Interest Paid	
Credit card interest	321.95
Total Interest Paid	**321.95**
Kemper - Shipping	68.71
Shipping (3PL)	8,444.54
Shipping (Office)	1,924.56
Total Kemper - Shipping	**10,437.81**
Legal and professional services	8,668.85
Marketing	1,020.17
Advertising	884.05
Paid Advertising	68,265.92
Total Marketing	**70,170.14**
Meals	622.91
Meals 50%	145.36
Total Meals	**768.27**
Melio Credit card fee	3.00

Kemper Snowboards

Profit and Loss
January 1 - March 22, 2023

	TOTAL
Office expenses	1,411.29
Office Supplies	570.20
Other Business Expenses	2,610.79
Apps/software/web services	5,112.39
Other expenses	30.00
Transaction/Processing Fees	1,053.00
Total Other Business Expenses	**8,806.18**
Payroll Expenses	
Company Contributions	
Health Insurance	6,255.00
Retirement	2,665.38
Total Company Contributions	**8,920.38**
Healthcare	
Health Insurance	332.92
Total Healthcare	**332.92**
Taxes	9,701.84
Wages	119,975.21
Total Payroll Expenses	**138,930.35**
R&D	3,711.07
Reimbursements	458.25
Rent and lease (business bldg/land)	7,120.50
Taxes and licenses	619.29
Travel expenses	2,056.08
Uncategorized Expense	457.82
Utilities	1,947.45
Utilities	207.52
Total Utilities	**2,154.97**
Total Expenses	**$288,215.67**
NET OPERATING INCOME	**$ -120,334.31**
Other Expenses	
Home office	
Utilities (home office)	209.85
Total Home office	**209.85**
Vehicle	
Gas and fuel	585.80
Vehicle insurance	480.75
Vehicle loan	1,513.59

Kemper Snowboards

Profit and Loss

January 1 - March 22, 2023

	TOTAL
Vehicle Repairs	117.30
Total Vehicle	**2,697.44**
Total Other Expenses	**$2,907.29**
NET OTHER INCOME	**$ -2,907.29**
NET INCOME	**$ -123,241.60**

Kemper Snowboards

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	-215,047.64
Grant Income	51,773.00
Kemper - Product Revenue	1,356,096.83
Other Income	15,454.24
Services	-3,387.58
Shipping Income	11,604.48
Whitespace - Product Revenue	45,423.11
Total Income	**$1,261,916.44**
Cost of Goods Sold	
Cost of Goods Sold - Kemper	609,562.60
USA Board Supplies	797.46
Total Cost of Goods Sold - Kemper	**610,360.06**
Whitespace - Cost of Goods Sold	14,506.08
Total Cost of Goods Sold	**$624,866.14**
GROSS PROFIT	**$637,050.30**
Expenses	
401k Fees	4,722.64
Auto Expenses	82.73
Bank Fees	2,288.39
Commissions and fees	5,627.63
Commissions	13,190.84
Total Commissions and fees	**18,818.47**
Contract labor	14,747.36
Entertainment	1,835.88
Insurance	5,022.11
Business insurance	8,361.03
Total Insurance	**13,383.14**
Interest Paid	123,514.46
Business loan interest	-41,305.86
Credit card interest	1,195.43
Total Interest Paid	**83,404.03**
Kemper - Shipping	2,273.26
Handling (3PL) - Kemper	1,008.69
Shipping (3PL)	40,579.14
Shipping (Office)	722.46
Shipping Materials - Kemper	123.40
Storage Fees (3PL) - Kemper	380.01
Total Kemper - Shipping	**45,086.96**

Kemper Snowboards

Profit and Loss
January - December 2022

	TOTAL
Legal and professional services	92,006.09
Marketing	188.03
Advertising	18,069.50
Paid Advertising	121,449.38
Total Marketing	**139,706.91**
Meals	4,526.53
Meals 50%	3,256.24
Meals with clients	27.40
Total Meals	**7,810.17**
Melio Credit card fee	10.50
Office expenses	15,430.87
Office expenses	720.00
Total Office expenses	**16,150.87**
Office Supplies	1,966.39
Other Business Expenses	18,526.34
Apps/software/web services	30,257.35
Computers (>$200)	781.74
Other expenses	100.77
Transaction/Processing Fees	5,507.46
Total Other Business Expenses	**55,173.66**
Payroll Expenses	
Company Contributions	
Health Insurance	-5,232.25
Retirement	8,728.43
Total Company Contributions	**3,496.18**
Healthcare	
Health Insurance	21,737.58
Total Healthcare	**21,737.58**
Taxes	21,784.84
Wages	371,634.39
Total Payroll Expenses	**418,652.99**
R&D	133,233.92
Reimbursements	440.06
Rent and lease (business bldg/land)	22,850.00
Taxes and licenses	1,438.56
Trade Shows	2,300.00
Travel expenses	16,368.47
Uncategorized Expense	-8,403.60

	TOTAL
Utilities	8,053.57
Communication	77.79
Utilities	533.00
Total Utilities	**8,664.36**
Whitespace - Other Business Expenses (deleted)	
Apps/software/web services (deleted)	4,502.53
Transaction/Processing Fees (deleted)	526.13
Total Whitespace - Other Business Expenses (deleted)	**5,028.66**
Whitespace - R&D (deleted)	7,034.21
Whitespace - Shipping (deleted)	
Shipping (3PL) - Whitespace (deleted)	981.59
Shipping Materials - Whitespace (deleted)	528.51
Total Whitespace - Shipping (deleted)	**1,510.10**
WhiteSpace Expense	-10,476.00
Total Expenses	**$1,095,835.92**
NET OPERATING INCOME	**$ -458,785.62**
Other Expenses	
Other Miscellaneous Expense	120,887.19
Vehicle	
Gas and fuel	4,549.91
Vehicle insurance	1,939.95
Vehicle loan	5,395.30
Vehicle registration	328.50
Vehicle Repairs	670.10
Total Vehicle	**12,883.76**
Total Other Expenses	**$133,770.95**
NET OTHER INCOME	**$ -133,770.95**
NET INCOME	**$ -592,556.57**

Kemper Snowboards

Profit and Loss
January 1 - April 12, 2021

	TOTAL
Income	
Discounts given	-1,788.97
Grant Income	7,250.00
Kemper - Product Revenue	90,090.91
Other Income	0.10
Shipping Income	1,462.50
Total Income	**$97,014.54**
Cost of Goods Sold	
Cost of Goods Sold - Kemper	40,050.84
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$40,050.84**
GROSS PROFIT	**$56,963.70**
Expenses	
Bank Fees	281.60
Commissions and fees	
Commissions	1,018.93
Total Commissions and fees	**1,018.93**
Contract labor	9,428.68
Insurance	639.08
Interest Paid	3,128.43
Other interest	2,151.30
Total Interest Paid	**5,279.73**
Kemper - Shipping	
Handling (3PL) - Kemper	5,552.34
Shipping (3PL)	15,220.95
Storage Fees (3PL) - Kemper	2,049.60
Total Kemper - Shipping	**22,822.89**
Legal and professional services	4,272.31
Marketing	
Paid Advertising	45,363.13
Total Marketing	**45,363.13**
Meals	2,172.90
Meals 50%	71.38
Meals with clients	24.90
Total Meals	**2,269.18**
Office expenses	1,988.47
Office expenses	25.00
Total Office expenses	**2,013.47**

Kemper Snowboards

Profit and Loss
January 1 - April 12, 2021

	TOTAL
Office Supplies	4,752.69
Other Business Expenses	
Apps/software/web services	3,132.44
Apps/software/web services (>$200)	757.00
Computers (>$200)	2,815.43
Furniture (>$200)	2,481.68
Memberships/subscriptions	46.89
Other expenses	5,323.26
Other tools and equipment	200.78
Transaction/Processing Fees	1,276.08
Total Other Business Expenses	**16,033.56**
Payroll Expenses	
Healthcare	
Health Insurance	3,767.12
Total Healthcare	**3,767.12**
Taxes	5,101.63
Wages	48,299.99
Total Payroll Expenses	**57,168.74**
QuickBooks Payments Fees	12.43
R&D	-908.94
Rent and lease (business bldg/land)	18,140.00
Repairs and maintenance	1,016.07
Royalty	3,000.00
Taxes and licenses	350.18
Other taxes	20.00
Total Taxes and licenses	**370.18**
Trade Shows	3,043.03
Travel expenses	1,098.52
Utilities	751.87
Total Expenses	**$197,867.15**
NET OPERATING INCOME	**$ -140,903.45**
Other Expenses	
Vehicle	
Gas and fuel	849.43
Other vehicle expenses	2,457.28
Vehicle insurance	610.64
Vehicle loan	1,573.59

Kemper Snowboards

Profit and Loss
January 1 - April 12, 2021

	TOTAL
Vehicle Repairs	219.40
Total Vehicle	**5,710.34**
Total Other Expenses	**$5,710.34**
NET OTHER INCOME	**$ -5,710.34**
NET INCOME	**$ -146,613.79**

Kemper Snowboards

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-592,556.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-53,858.79
Freight In	-128,932.09
Freight In - Whitespace	1,553.90
Inventory Asset	0.00
Inventory Asset - Kemper	-118,551.14
Inventory Asset - Whitespace (deleted)	14,506.08
Prepaid Inventory - Kemper	-243,811.52
Accounts Payable (A/P)	-73,507.01
Delta Amex	-21,339.82
Whitespace Amex (deleted)	-4,229.57
Deferred Revenue - Whitespace (deleted)	290,134.16
Direct Deposit Payable	0.00
Distributor Deposit	0.00
IOU ($150k)	-0.19
OnDeck Line of Credit ($102,375k)	-40,786.88
OnDeck Line of Credit ($40k)	-9,207.68
Out Of Scope Agency Payable	0.00
Payroll Liabilities:401(k) Loan	0.00
Payroll Liabilities:401(k) Loan*	16,187.85
Payroll Liabilities:401GO - 401K	-9,557.74
Payroll Liabilities:CO Income Tax	415.00
Payroll Liabilities:CO Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:Natl Found Life	-9,402.25
Payroll Liabilities:UT Income Tax	-36.50
Payroll Liabilities:UT Unemployment Tax	-65.01
Starling Family Investments	1,009,200.00
Utah State Tax Commission Payable	0.00
Wasatch Peaks - LOC	-32,962.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**585,789.99**
Net cash provided by operating activities	**$ -6,766.58**
INVESTING ACTIVITIES	
Whitespace Investment	-235,186.53
USA Factory Equipment	-46,208.17
IRC 351	1,120,887.19
Net cash provided by investing activities	**$839,492.49**
FINANCING ACTIVITIES	
Convertible Note	-6,966.66
EIDL SBA Disaster	-1,356.00

Kemper Snowboards

Statement of Cash Flows

January - December 2022

	TOTAL
loan	-10,261.07
SBA ($120K)	120,000.00
Common Stock A	24,999.52
Common Stock Issued	-1,000,000.00
Opening Balance Adjustment	5,174.07
Owner's Equity	10,261.07
Net cash provided by financing activities	**$ -858,149.07**
NET CASH INCREASE FOR PERIOD	**$ -25,423.16**
Cash at beginning of period	432,690.86
CASH AT END OF PERIOD	**$407,267.70**

Kemper Snowboards

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-355,303.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-10,439.14
Duties & Taxes	-45,263.43
Freight In	-22,549.37
Freight In - Whitespace	-1,553.90
Inventory Asset - Kemper	-55,645.53
Inventory Asset - Whitespace (deleted)	-14,506.08
American Dream Buildout	15,000.00
Accounts Payable (A/P)	-22,273.79
Delta Amex	6,002.45
Whitespace Amex (deleted)	4,229.57
Direct Deposit Payable	0.00
OnDeck Line of Credit ($102,375k)	40,786.88
OnDeck Line of Credit ($40k)	9,207.68
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	84.00
Payroll Liabilities:Natl Found Life	9,402.25
Payroll Liabilities:UT Income Tax	1,226.08
Payroll Liabilities:UT Unemployment Tax	428.27
Utah State Tax Commission Payable	0.00
Wasatch Peaks - LOC	110,072.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**24,207.99**
Net cash provided by operating activities	**$ -331,095.90**
INVESTING ACTIVITIES	
Whitespace Investment	-110,754.69
Net cash provided by investing activities	**$ -110,754.69**
FINANCING ACTIVITIES	
CARES Act	-10,000.00
Convertible Note	492,366.50
EIDL SBA Disaster	-791.00
loan	17,000.00
PPP (deleted)	-42,000.00
Common Stock A	101,154.93
Common Stock B	25,780.00
Common Stock B - Start Engine	332,730.27
Opening Balance Adjustment	-149,907.63
Net cash provided by financing activities	**$766,333.07**
NET CASH INCREASE FOR PERIOD	**$324,482.48**
Cash at beginning of period	108,208.38

Kemper Snowboards

Statement of Cash Flows

January - December 2021

	TOTAL
CASH AT END OF PERIOD	**$432,690.86**

Kemper Snowboards, Inc.
Capitalization Table
February, 2022

Common A Shares	# Authorized Shares in Class	Percentage	Stock Owned	Stock Outstanding
Steven (Jib) Hunt	1,000,000	93%	934,185	
Tribe Angels/Assure	1,000,000	3.3%	33,175	
Todd Purcell	1,000,000	0.5%	4,740	
Kevin Santiago	1,000,000	1.2%	11,848	
Bill Lebo	1,000,000	1.1%	11,312	
Alex Willden	1,000,000	0.5%	4,740	
		100.00%	**1000000**	**934185**

Common B Shares	# Authorized Shares in Class	Percentage	Stock Owned	Stock Outstanding
Steven (Jib) Hunt	1,000,000	34%	337,315	
Martin Gallant	1,000,000	1.0%	10,000	
Harbertson Brothers, Inc.	1,000,000	4.6%	46,154	
Shire Holdings Family LP	1,000,000	11.4%	114,027	
Starling Investments, LLC	1,000,000	29.6%	296,471	
Kevin Jones	1,000,000	1.0%	10,000	
Kurt E. Heine	1,000,000	1.0%	10,000	
Nate Checketts	1,000,000	0.4%	4,000	
Adam Bridegan	1,000,000	0.4%	4,000	
Trakel	1,000,000	2.8%	28,060	
Chris Cornell	1,000,000	0.2%	2,100	
Start Engine Investors	1,000,000	11.2%	112,384	
Start Engine Capital LLC	1,000,000	0.2%	2,229	
Scott & Natalie Paul	1,000,000	0.0%	160	
Scott & Natalie Paul	1,000,000	0.2%	2,100	
Johnathan Hansen	1,000,000	2.0%	20,000	
Rich Varga	1,000,000	0.1%	1,000	
		100.00%	**1000000**	**337315**

Preferred Shares	# Authorized Shares in Class	Percentage	Stock Owned	Stock Outstanding
Steven (Jib) Hunt	1,000,000	100.00%	1,000,000	
		100.00%	**1000000**	**1000000**

NOTE 1 – NATURE OF OPERATIONS

Kemper Snowboards, Inc. was formed on November 2, 2020 ("Inception") in the State of Delaware. The financial statements of Kemper Snowboards, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Heber City, UT.

Kemper Snowboards, Inc. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. Primary operations involve the sale and marketing of winter sports equipment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and UT state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Currently we have a line of credit through the SBA and a private line used for the purchase of inventory. We are in the process of consolidating all debt into a single line.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,000,000 shares of our common stock (A & B) with par value of $0.0001. As of April 12, 2023 the company has currently issued 728,500 shares of our common stock.

We have authorized the issuance of 1,000,000 shares of our preferred stock with par value of $0.0001. As of April 12, 2023 the company has currently issued 0 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 12, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Steven Jib Hunt, Principal Executive Officer of Kemper Snowboards, Inc., hereby certify that the financial statements of Kemper Snowboards, Inc. included in this Report are true and complete in all material respects.

Steven Jib Hunt

CEO